EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333‑268195) on Form S-8 of our report dated July 14, 2023, with respect to the consolidated balance sheets as at March 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended March 31, 2023 and 2022, and the related notes, of Neptune Wellness Solutions Inc., which report appears in the annual report on Form 10-K of Neptune Wellness Solutions Inc. for the fiscal year ended March 31, 2023.

/s/ KPMG LLP

Montreal, Canada

July 14, 2023